Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2025 RESULTS

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7% Increase in 3Q25 Revenue Compared to 2Q25
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101% Expansion of 3Q25 Gross Profit Compared to 2Q25
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Overall Utilization Rate Increased to 66% from 65% in 2Q25
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Net Earnings of NT$0.50 or US$0.02 per Basic Common Share or US$0.33 per Basic ADS Compared to Net Losses of NT$0.75 or US$0.02 per Basic Common Share or US$0.49 per Basic ADS
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NT$1,520.5 Million or US$50 Million Net Free Cash Inflow for the First Nine Month of 2025
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Revenue Growth and Prudent CapEx Further Strengthen Financial Position with Cash and Cash Equivalents Balance of NT$12,977.0 Million or US$426.0 Million

Hsinchu, Taiwan – November 11, 2025 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the third quarter ended September 30, 2025. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.46 against US$1.00 as of September 30, 2025.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the third quarter of 2025 was NT$6,143.7 million or US$201.7 million, an increase of 7.1% from NT$5,735.8 million or US$188.3 million in the second quarter of 2025 and an increase of 1.2% from NT$6,068.0 million or US$199.2 million for the same period in 2024.

Net non-operating income in the third quarter of 2025 was NT$68.5 million or US$2.2 million, compared to net non-operating expenses of NT$682.2 million or US$22.4 million in the second quarter of 2025, and net non-operating expenses of NT$65.3 million or US$2.1 million in the third quarter of 2024. The difference primarily reflects the impact of foreign exchange. The Company had foreign exchange gains of NT$84 million or US$2.8 million in the third quarter of 2025, compared to losses of NT$690 million or US$22.7 million in the second quarter of 2025, and losses of NT$73 million or US$2.4 million in the third quarter of 2024.

Net profit attributable to equity holders of the Company for the third quarter of 2025 was NT$352.2 million or US$11.6 million, and NT$0.50 or US$0.02 per basic common share, as compared to net loss attributable to equity holders of the Company of NT$533.1 million or US$17.5 million, and NT$0.75 or US$0.02 per basic common share in the second quarter of 2025, and net profit attributable to equity holders of the Company of NT$299.4 million or US$9.8 million, and NT$0.41 or US$0.01 per basic common share in the third quarter of 2024. Net earnings for the third quarter of 2025 were US$0.33 per basic ADS, compared to net losses of US$0.49 per basic ADS for the second quarter of 2025 and net earnings of US$0.27 per basic ADS in the third quarter of 2024.

Net free cash inflow for the first nine months of 2025 was NT$1,520.5 million or US$49.9 million with a strong balance of cash and cash equivalents was NT$12,977.0 million or US$426.0 million.

Third Quarter 2025 Investor Conference Call / Webcast Details

Date: Tuesday, November 11, 2025

Time: 3:00PM Taiwan (2:00AM New York)

Dial-In: +886-2-33961191

Password: 3937511 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding current macroeconomic conditions, including the impacts of high inflation, foreign exchange rates and risk of recession, on demand for our products, consumer confidence and financial markets generally; changes in trade regulations, policies, and agreements and the imposition of tariffs that affect our products or operations, including potential new tariffs that may be imposed and our ability to mitigate with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, based on a number of important factors and risks, which are more specifically identified in the Company’s most recent U.S. Securities and Exchange Commission (the “SEC”) filings. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the SEC and in its other filings with the SEC.